December 21, 2015

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction

Re: Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended March 31, 2015
Filed June 1, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2015
Filed August 10, 2015
Form 10-Q for Fiscal Quarter Ended September 30, 2015
Filed November 9, 2015
Response dated November 19, 2015
File No. 1-36436

Dear Ms. Rocha:

This letter is being respectfully submitted by Deckers Outdoor Corporation, a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2015 (the “Form 10-K”), Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 (the “First Quarter Form 10-Q”), and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Second Quarter Form 10-Q”) contained in the Staff letter dated November 30, 2015 (the “Letter”).

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Letter. Consistent with the presentation of the Company’s financial statements in the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q, all dollar amounts set forth in this letter are presented in thousands, unless otherwise indicated.

250 Coromar Drive
Goleta, CA 93117

Form 10-K for Fiscal Year Ended March 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 29

1.
We note your response to comment 1 in our letter dated October 21, 2015. Please tell us how you determined that the Buying Agency Agreement between the US entity and DIL-HK is not an intercompany agreement whereby the expense for the US entity and the income for DIL-HK would be eliminated in consolidation. Further, the explanation provided would appear to have an impact on your effective tax rate. Please tell us the extent to which this agreement impacted your effective tax rates for fiscal years 2014 and 2015, along with your consideration for providing a discussion and analysis of the impact in MD&A regarding income taxes.

Company Response:

The Company acknowledges the Staff’s comment and respectfully clarifies that the Buying Agency Agreement between the US entity and DIL-HK is indeed an intercompany agreement. The buying agent commission that is payable to DIL-HK pursuant to this agreement is in fact eliminated in consolidation. However, the payment of the commission also results in a decrease in US pre-tax income and an increase in foreign pre-tax income.

The buying agent commission resulted in a reduction in the Company's effective tax rate for the fiscal year ended March 31, 2015 of approximately 4.2%. There was no impact from these payments on the Company's effective tax rates for the fiscal years ended March 31, 2014 and December 31, 2013, as the Buying Agency Agreement was not made effective until July 1, 2014.

The Company respectfully submits that it did consider whether it was appropriate to provide a discussion and analysis of the impact of the change in its effective tax rate within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of its periodic reports. The Company confirms that it did disclose a “change in the jurisdictional mix of annual pre-tax income” in the Form 10-K, which was principally intended to refer to the change in effective tax rate that resulted from the adoption of the Buying Agency Agreement.

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to provide expanded discussion and analysis regarding the material factors impacting its income taxes to the extent such items are material in the relevant reporting periods.

2.
We note your response to comment 2 in our letter dated October 21, 2015, in which you stated that you would provide quantified information in future periodic reports. However, the prior comment was requesting that you expand your disclosures to provide investors with an analysis of the material factors that led to depreciation and amortization expense for the UGG brand wholesale and unallocated overhead increasing significantly. In your response, you acknowledge that the analysis provided in MD&A for the UGG operating expenses did not provide a specific reason for the amortization of assets and no explanation was provided for the increase related to unallocated overhead. Please refer to Items 303(a)(3)(i) and (ii) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to provide a discussion and analysis of the material factors impacting the amount of depreciation and amortization expense, as well as the amount of unallocated overhead expense, incurred by the Company in the relevant periods, to the extent such expenses are material in the relevant reporting periods. In this regard, the Company acknowledges the specific SEC regulations and guidance referred to by the Staff.

3.
We note your response to comment 3 in our letter dated October 21, 2015. Please consider expanding your discussion and analysis of selling, general and administrative expenses as it relates to retail costs to provide the information you provided in your response letter, as this is a material expense that had a material year over year impact to operations. Please refer to Items 303(a)(3)(i) and (ii) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to provide a discussion and analysis of the material factors impacting the amount of selling, general and administrative expenses relating to the retail business that were incurred by the Company in the relevant periods, to the extent such expenses are material in the relevant reporting periods. In this regard, the Company acknowledges the specific SEC regulations and guidance referred to by the Staff.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 22

4.
We note your response to comment 8 in our letter dated October 21, 2015. As previously requested, please expand your disclosure within the Results of Operations section or Liquidity and Capital Resources section of MD&A to provide investors with an understanding of the material facts and circumstances that led management to recognize a $3.3 million increase to allowance for doubtful accounts during the first quarter of fiscal year 2016. As previously noted, this increase negatively impacted to loss from operations by 5.1%.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to provide a discussion and analysis of the material facts and circumstances that impact the amount of allowance for doubtful accounts recognized by the Company in the relevant periods, to the extent the allowance is material in the relevant reporting periods.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Note 1. General, page 5
Change in Segment Reporting, page 5

5.
We note your response to comment 7 in our letter dated October 21, 2015, in which you provided us with an aggregation analysis for your decision to aggregate the previously separated E-Commerce reportable segment and Retail stores reportable segment into one reportable segment beginning with the first quarter of fiscal year 2016. Based on your response and your disclosures in your fiscal year 2016 Forms 10-Q, it is unclear if you are aggregating two operating segments into one reportable segment, or if your change in organizational structure that also occurred resulted in a change in your identified operating segments such that E-Commerce and Retail stores are no longer operating segments but rather components of the newly formed operating segment, Direct-to-Consumer. Please advise with reference to the guidance in ASC 280-10-50-1 through 50-9. To the extent that E-Commerce and Retail stores meet the definition of operating segments and the two operating segments are aggregated into one reportable segment, please provide us with your comprehensive analysis of aggregation of the two operating segments. Please ensure that your response includes net sales, gross profit margin, and income (loss) from operations margin for the last five fiscal years, along with any other information you believe would be useful for these two operating segments to help us understand how these operations are economically similar and aggregation is appropriate. Please also address any differences in any trends these financial indicators may depict (e.g., net sales are decreasing for one operating segment but increasing for another, or there is a material gap in gross profit margins between the two operating segments). Please refer to ASC 280-10-50-11 for guidance.

Company Response:

In response to this Comment 5, and in further clarification of the Company’s November 19, 2015 response to your prior Comment 7, the Company respectfully confirms that, as of the beginning of the first quarter of fiscal year 2016, Direct-to-Consumer (“DTC”) is a separate operating and reportable segment, and E-Commerce and retail are components within that segment.

Prior to fiscal year 2016, the Company had designated E-Commerce and retail as two separate operating and reportable segments. This is principally because, historically, these two prior segments had separate management structures and personnel, and distinct operational initiatives. In addition, the two segments discrete financial information was reported directly to and reviewed by the Company’s Chief Executive Officer, who is its Chief Operating Decision Maker (“CODM”).

As disclosed in the Company’s periodic reports, the Company has been engaged in a business transformation project, which includes widespread changes to its management structure, as well as significant updates to its internal processes and financial reporting structure, all of which are designed to make operations more efficient and better align the organization with growth initiatives and long-term strategy. Beginning in the first quarter of fiscal year 2016, and in connection with this transformation project, the Company revamped its organizational structure whereby the roles of Chief Executive Officer and Company President, which were previously held by one person, were effectively separated with the Company President now reporting directly to the Chief Executive Officer. Within this updated organizational structure, the role of President of Omni-Channel oversees the management team of the E-Commerce and retail components and reports directly to the Company President. Because the role of Chief Executive Officer and Company President is no longer served by one individual, the oversight of the E-Commerce and retail components is now two management layers away from the CODM. Within this structure, the President of Omni-Channel (not the Company President or the Chief Executive Officer) is responsible for the allocation of resources among the E-Commerce and retail components and their performance review is based on their results (which is not the case with the Company President or the Chief Executive Officer, whose performance review is based on consolidated results). As a result of the organizational changes described above, and the manner in which management decisions are made and operational and financial information is circulated, the E-Commerce and retail businesses are designated as components of the new DTC operating and reportable segment.

ASC 280-10-50-1 specifies three characteristics for determining an operating segment: [a] it engages in business activities from which it may earn revenues and incur expenses; [b] its operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance; and [c] its discrete financial information is available.

Consistent with the organizational changes described above and the definition of operating segments per ASC 280, the Company respectfully submits that the E-Commerce and retail components do not meet the definition of an operating segment because the CODM does not review discrete financial information regarding, or allocate resources for, the two separate components. Instead, these activities are managed by, and within the specific purview of, the

President of Omni-Channel. This internal management structure, and the underlying accounting determination, is consistent with the Company’s evolving Omni-Channel strategy, which requires the E-Commerce and retail sales channels to employ a collaborative and intertwined approach to serving the Company’s DTC customers as one operating segment, which was detailed in the Company’s response of November 19, 2015.

The Company will continue to monitor its business in light of the relevant accounting guidance to ensure its component, operating segment and reportable segment determinations are appropriate and properly disclosed in future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 23

6.
We note your response to comments 6 and 7 in our letter dated October 21, 2015, in which you note that you provided the quantified information for the impact on DTC net sales changes in volume and pricing had. However, we did not note this disclosure, as required by Item 303(a)(3)(iii) of Regulation S-K. Please advise.

Company Response:

The Company respectfully submits that it did provide, within its response to comment 6 from the SEC letter dated October 21, 2015, the quantitative impact that changes in volume and pricing had on net sales and loss from operations for the DTC segment for the three months ended June 30, 2015 and six months ended September 30, 2015, and on net sales and results of operations for the three months ended September 30, 2015.
In particular, in the first paragraph of the Company’s response to prior comment 6, the Company provided the requested information for the three month period ended June 30, 2015 as follows:
“During the three month period ended June 30, 2015, the increase in the number of pairs sold impacted net sales by approximately $9,000, while the decrease in the weighted-average selling price per pair impacted net sales by approximately $6,000.”
In addition, in the second paragraph of the Company’s response to prior comment 6, the Company provided the requested information for the three and six month period ended September 30, 2015 as follows:
“During the three month period ended September 30, 2015, the increase in the number of pairs sold impacted net sales by approximately $10,000, while the decrease in the weighted-average selling price per pair impacted net sales by approximately $8,000. During the six month period ended September 30, 2015, the increase in the number of pairs sold impacted net sales by approximately $19,000, while the decrease in the weighted-average selling price per pair impacted net sales by approximately $14,000.”
The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to quantify the material impact on net sales and results of operations for the DTC segment of the change in the number of pairs sold and the change in the weighted average selling price per pair. In this regard, the Company acknowledges the specific SEC regulations referred to by the Staff.

7.
We note your response to comment 7 in our letter dated October 21, 2015. Regarding your discussion about the second quarter Form 10-Q, we note your explanation regarding the shift in product mix, which we did not note in your Form 10-Q. We also note your discussion about customer buying behavior shifting from in-store to online, which we also did not note in your Form 10-Q. Please include this expanded information in your analysis of DTC net sales, along with an explanation of the impact on the DTC segment’s operating results for the shift in customer buying behavior from in-store to online.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to provide expanded information regarding the material factors impacting net sales and results of operations for the DTC segment, including any changes in product mix or shift in customer buying behavior from in-store to online that materially impact the Company’s financial results in the relevant reporting periods.

8.
We note your discussion and analysis of DTC’s loss from operations. Please enhance your discussion and analysis to provide more specific facts and circumstance that resulted in the loss from operations. Specifically, provide enhanced discussion and analysis of the following statements to provide investors with an understanding of the specific facts and circumstances negatively and positively impacting DTC’s loss from operations as seen through the eyes of management:

•	Increase in DTC operating expenses of $6 million

•	Decrease in DTC margins of $4 million

•	Increase in DTC sales on DTC operating results.

While we do note your disclosure that operating expenses increased due to new store openings and an impairment charge, no analysis was provided to help an investor understand why new store openings resulted in increased operating expenses, since these costs are included in the prior period as well. Further, there is no explanation as to why an impairment charge was recognized for five retail stores. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and b.4. of the Financial Reporting Codification for guidance.

Company Response:

The Company acknowledges the Staff’s comment and respectfully confirms that, in its future periodic reports, it will undertake to provide a discussion and analysis of the specific material facts and circumstances that impact net sales and results of operations for the DTC segment, including with respect to the three specific material statements identified by the Staff. In this regard, the Company acknowledges the specific SEC regulations and guidance referred to by the Staff.

* * * * *

In responding to the Staff’s comments in the Letter, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance. Please feel free to contact Thomas Garcia, Esq., Senior Vice President and General Counsel, via telephone at 805-967-7611 or via electronic mail at tom.garcia@deckers.com.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
Chairman and Chief Executive Officer
Deckers Outdoor Corporation

Thomas Garcia, Esq.
Senior Vice President and General Counsel
Deckers Outdoor Corporation

Ryan C. Wilkins, Esq.
Stradling Yocca Carlson & Rauth, P.C.